SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)

_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  March 6th,  2012

FOR IMMEDIATE RELEASE

SILICOM RECEIVES STRATEGIC SETAC
DESIGN WIN FROM LEADING TELECOM
PLATFORMS MANUFACTURER

– Initial Orders Received; Total Annual Sales Potential Above $1M –

KFAR SAVA, Israel— March 6, 2012, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has achieved its first Design Win for the use of SETAC SErver-To-Appliance-Converter products in a server-based carrier-grade network appliance platform. These platforms are being used increasingly by telecom operators as robust lower-cost replacements for high-cost proprietary platforms. The customer will use SETAC to enhance the flexibility and serviceability of its solution, primarily by giving it modularity and front-loadable ports. Silicom has already received initial orders for SETAC kits and modules from the customer, and, based on its guidance, projects that related sales will reach more than $1 million per year.

“One of the signs of a truly needed product is when customers outside of your primary target markets materialize on your doorstep,” commented Shaike Orbach, Silicom’s President and CEO. “This strategic win demonstrates the potential of the telecom infrastructure market to become a whole new revenue driver for sales of our SETAC and other products.”

The customer’s choice of Silicom’s SETAC was a process which began after they decided to launch a new line of self-branded-server-based platforms compliant with the carrier grade requirements of the telecom infrastructure market. Since the standard servers which they planned to use as the basis for the platform do not offer the front-serviceability or modularity features which their customers had come to expect from other high-end products, the customer began to survey the market for a solution. After a thorough evaluation, the customer selected Silicom’s SETAC as the optimal solution in terms of features, performance and support.

“With today’s proliferation of virtual/cloud computing and networked applications, demand is building for specific network appliances from markets that never used them before,” continued Mr. Orbach. “As such, it seems that SETAC’s addressable market is virtually limitless. To capitalize fully on this vast opportunity, we continue to knock on doors around the globe and to listen to the needs of the market. We are extremely pleased to add another potential $1 million+ customer to SETAC’s growing list of wins and look forward to addressing many additional exciting opportunities in the future.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com